Investor Presentation
May 16, 2007
A Successful Business Model
Filed by New York Community Bancorp, Inc.
pursuant to Rule 425
under the Securities Act of 1933
Subject Company
Synergy Financial Group, Inc.
Commission File No. 0-50467

# Forward-looking Statements and Associated Risk Factors

Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This presentation, other written materials, and statements management may make regarding the proposed transaction and Synergy Financial Group, Inc., like other written and oral communications presented by New York Community Bancorp, Inc. and its authorized officers, may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. New York Community Bancorp, Inc. intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions, may be identified by their reference to future periods and include, without limitation, those statements relating to the anticipated effects of the transaction between New York Community Bancorp, Inc. and Synergy Financial Group, Inc. (referred to collectively as the "Companies"). The following factors, among others, could cause the actual results of the transaction and the expected benefits of the transactions to the combined company and to the Companies' shareholders, to differ materially from the expectations stated in this presentation: the ability of the Companies to consummate the transaction; a materially adverse change in the financial condition or results of operations of either of the companies; the ability of New York Community Bancorp, Inc. to successfully integrate the assets, liabilities, customers, systems, and any management personnel it may acquire into its operations pursuant to the transaction; and its ability to realize the related revenue synergies and cost savings within the expected time frames.

There are a number of factors, many of which are beyond our control, that could cause actual conditions, events, or results to differ significantly from those described in our forward-looking statements. These factors include, but are not limited to: general economic conditions and trends, either nationally or in some or all of the areas in which the Companies and their customers conduct their respective businesses; conditions in the securities markets or the banking industry; changes in interest rates, which may affect the Companies' net income, prepayment penalties and other future cash flows, or the market value of the Companies' assets; changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services in the markets the Companies serve; changes in the financial or operating performance of the Companies' customers' businesses; changes in real estate values, which could impact the quality of the assets securing the loans in the Companies' portfolios; changes in the quality or composition of the Companies' loan or investment portfolios; changes in competitive pressures among financial institutions or from non-financial institutions; changes in the Companies' customer base; potential exposure to unknown or contingent liabilities of companies targeted for acquisition; the Companies' ability to retain key members of management; the Companies' timely development of new lines of business and competitive products or services in a changing environment, and the acceptance of such products or services by their customers; any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems; any interruption in customer service due to circumstances beyond the Companies' control; the outcome of pending or threatened litigation, or of other matters before regulatory agencies, or of matters resulting from regulatory exams, whether currently existing or commencing in the future; environmental conditions that exist or may exist on properties owned by, leased by, or mortgaged to the Companies; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; changes in legislation, regulation, and policies, including, but not limited to, those pertaining to banking, securities, tax, environmental protection, and insurance, and the ability to comply with such changes in a timely manner; changes in accounting principles, policies, practices, or guidelines; operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which the Companies are highly dependent; the ability to keep pace with, and implement on a timely basis, technological changes; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; war or terrorist activities; and other economic, competitive, governmental, regulatory, and geopolitical factors affecting the Companies' operations, pricing, and services. Furthermore, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond the Companies' control

The following factors, among others, could cause the actual results of our recent acquisition of PennFed Financial Services, Inc. ("PennFed") and/or the pending acquisition of 11 branches from Doral Bank, FSB ("Doral") to differ materially from the expectations stated in this presentation: the ability of New York Commercial Bank and Doral to obtain the necessary regulatory approvals of the branch acquisition; the ability of New York Community Bancorp, Inc. to successfully integrate the assets, liabilities, customers, systems, and any personnel it has acquired, or may acquire, into its operations pursuant to the PennFed and Doral branch transactions; and the ability to realize the related revenue synergies and cost savings within the expected time frames.

In addition, it should be noted that New York Community Bancorp, Inc. routinely evaluates opportunities to expand through acquisition and frequently conducts due diligence activities in connection with such opportunities. As a result, acquisition discussions and, in some cases, negotiations, may take place in the future, and acquisitions involving cash, debt, or equity securities may occur.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

2

Other Required Legal Disclosures
This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities.  New York Community Bancorp, Inc. will file a registration statement containing a proxy statement/prospectus, and other relevant documents concerning the proposed transaction, with the U.S.
Securities and Exchange Commission (the “SEC”).  WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT CONTAINING THE PROXY
STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT
INFORMATION.
Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by
New York Community Bancorp, Inc. will be available free of charge from the Investor Relations Department, New York Community Bancorp, Inc.,
615 Merrick Avenue, Westbury, New York 11590.

With assets of approximately $31.7 billion:
(a)(b)
-
We operate the 4th largest thrift in the nation and the largest in New York State.
(c)
With a portfolio of approximately $14.3 billion:
(d)
-
We are the leading producer of multi-family loans for portfolio in New York City.
(c)
With deposits of approximately $15.1 billion, we operate:
(e)
-
the 3rd largest thrift depository in our market
(c)
; and
-
the 16th largest commercial bank depository in our market.
(c)
With our acquisition of PennFed Financial Services, Inc. (PFSB) on April 2, 2007 and our
pending acquisition of Synergy Financial Group, Inc. (SYNF), we operate:
-
the 2nd largest thrift depository in Essex County;
-
the 4th largest thrift depository in Union County; and
-
the 5th largest thrift depository in the six NJ counties we serve, combined.
(c)
We are a leading financial institution in the competitive New York metropolitan region.
(a) Includes assets of approximately $2.3 billion acquired with PFSB on 4/2/07; assets of approximately $471 million that are expected to be acquired in our pending branch transaction with Doral Bank, FSB (“Doral”); and assets of approximately $967 million that are expected to be acquired in our pending acquisition of Synergy Financial Group, Inc. (“SYNF”).
(b) Does not reflect the post-merger repositioning of our balance sheet.
(c) SNL DataSource
(d) Includes approximately $23 million of multi-family loans acquired with PFSB on 4/2/07; approximately $19 million expected to be acquired in our pending branch transaction with Doral; and approximately $54 million expected to be acquired in our pending acquisition of SYNF.
(e) Includes deposits of approximately $1.6 billion acquired with PFSB on 4/2/07; approximately $359 million expected to be acquired in our pending branch transaction with Doral; and approximately $678 million expected to be acquired in our pending acquisition of SYNF.

The foundation for our success is a consistent business model that has focused on building value while building the Company.
(a) The proposed acquisition is pending approval of SYNF’s shareholders and certain regulatory agencies.
(b) Please see page 27 for a reconciliation of our GAAP and operating efficiency ratios.
The growth of our business through accretive merger transactions:
-
Completed
•
November 30, 2000: Haven Bancorp, Inc. (HAVN)
•
July 31, 2001: Richmond County Financial Corp. (RCBK)
•
October 31, 2003: Roslyn Bancorp, Inc. (RSLN)
•
December 30, 2005: Long Island Financial Corp. (LICB)
•
April 28, 2006: Atlantic Bank of New York (ABNY)
•
April 2, 2007: PennFed Financial Services, Inc. (PFSB)
-
Announced
•
May 13, 2007 Synergy Financial Group, Inc. (SYNF)
(a)
The origination of multi-family loans:
-
$19.0 billion of multi-family loans originated since January 2000, including $2.8 billion in 2006 and $657 million in 1Q 2007
The maintenance of strong credit standards, resulting in a record of solid asset quality:
-
Charge-offs of $420,000 in 2006 and $68,000 in 1Q 2007 – all on acquired assets
-
No net charge-offs for 40 consecutive quarters (4Q 1994 - 3Q 2004)
The efficient operation of our Company and our branch network:
-
Operating efficiency ratio of 37.59% in 2006 and 40.73% in 1Q 2007
(b)

Acquisitions have strengthened and enhanced the quality of
our balance sheet.
14.4
7.1
30.8
21.2
$14.3
198
Pro Forma
w/ PFSB
& Doral (b)(c)(d)
3/31/07
5.66%
5.47%
1.4
12.6
6.7
28.5
19.7
$14.5
166
w/ ABNY
12/31/06
5.19% 3.97% 3.65% 4.12% 7.19% Tangible equity / tangible assets (a)
1.3 0.9 0.3 0.2 0.1 Tangible stockholders’ equity (a)
31.7 26.3 23.4 9.2 4.7 1.9 Total assets
5.41% 4.13% 3.60% 4.11% 7.19%
Tangible equity / tangible assets
excluding after-tax mark-to-market
adjustment on securities (a)
15.1 12.1 10.3 5.5 3.3 1.0 Total deposits
7.3 6.9 6.0 3.0 1.4 0.4 Core deposits
22.0 17.0 10.5 5.4 3.6 1.6 Total loans
$14.3 $12.9 $  7.4 $3.3 $1.9 $1.3 Multi-family loans
219 152 139 120 86 14 Number of branches
Pro Forma
w/ SYNF (d)(e)
w/ LICB
12/31/05
w/ RSLN
12/31/03
w/ RCBK
12/31/01
w/ HAVN
12/31/00 12/31/99
(dollars in billions)
(a) Please see page 28 for a reconciliation of our GAAP and non-GAAP capital measures.
(b) The acquisition of PFSB was completed on 4/2/07 and provided assets of approximately $2.3 billion, total loans of approximately $1.7 billion, multi-family loans of approximately $23 million, deposits of approximately $1.6 billion, and core deposits of approximately $586 million.
(c) We expect to acquire assets of approximately $471 million, total loans of approximately $209 million, multi-family loans of approximately
$19 million,  deposits of approximately $359 million, and core deposits of approximately $135 million in connection with our pending acquisition of 11 branches from Doral Bank, FSB.
(d) Pro forma data does not reflect the post-merger repositioning of our balance sheet.
(e) We expect to acquire assets of approximately $967 million, total loans of approximately $760 million, multi-family loans of approximately
$54 million, deposits of approximately $678 million, and core deposits of approximately $271 million in connection with our pending acquisition of SYNF.

In addition, acquisitions have contributed to the achievement of several key goals.
PFSB
Provides opportunities for profitable post-merger
balance sheet repositioning
ABNY
Provides cost-effective deposits to fund loan growth
Extends our geographic footprint within the Metro
New York region
Strengthens our deposit market share in existing
markets
Immediately accretive to GAAP and cash earnings
SYNF LICB RSLN RCBK HAVN

On May 13, 2007, we announced plans to acquire Synergy
Financial Group, Inc. (“SYNF”).
Transaction Summary
None assumed Revenue synergies:
45% Estimated cost savings:
Fourth Quarter 2007 Expected closing:
Tax-free exchange Transaction structure:
Fixed at 0.80 of a share of NYB for each SYNF
share
Exchange ratio:
100% NYB Common Stock Form of consideration:
Approximately $168.4 million Transaction value:
$14.18
(a)
Purchase price per share:
(a) Based on our closing stock price of $17.73 on 5/11/07.

The SYNF acquisition represents our seventh M&A transaction
in as many years.
Transaction Summary (cont’d.)
SYNF’s shareholders and customary
regulatory approvals
Required approvals:
Immediately accretive to diluted GAAP and
cash EPS and to tangible book value per
share
Estimated financial impact:
Completed Due diligence:
$6 million Termination fee:
Core deposit intangible of 3.50% (amortized
over sum-of-the-years digits)
Estimated core deposit intangible:
$11 million after tax Estimated restructuring charge:

Expands our
Franchise in
New Jersey
Significant Cost
Savings and
Revenue
Enhancement
Opportunities
The SYNF acquisition is expected to contribute to the growth of our franchise and our earnings.
Strengthens our market share in New Jersey.
-
Adds 21 branches in four counties of NJ, giving us 53 branches in all
(a)
.
-
Improves our market rank in Union County from 19th to 9th.
-
Strengthens our position in Monmouth and Middlesex counties.
Complements the 24 NJ branches we acquired through our PennFed acquisition on April 2nd.
Provides deposits of approximately $678 million, including $271 million of core deposits.
Attractive market demographics, with an average household income of
$70,124.
SYNF had an efficiency ratio of 78.3% in 1Q 2007, in contrast to our 40.7%.
Anticipated cost savings of approximately 45% (to be fully realized in 2008).
Cash flows generated through the post-merger repositioning of certain acquired assets are expected to fund the production of higher-yielding loans and/or be used to replace our higher-cost wholesale funding.
(a) Includes a branch scheduled to open in Mercer County in 2Q 2007.

Attractive
Transaction
Pricing
Low
Execution
Risk
The SYNF acquisition also features attractive pricing and low execution risk.
Expected to be immediately accretive to our diluted GAAP and cash earnings per share.
Expected to be immediately accretive to our tangible book value per share.
Price to tangible book value = 1.6x
Core deposit premium
(a)
= 12.3%
Total deposit premium = 10.2%
We have a strong integration track record, with six merger transactions completed since November 2000.
Proximity to PennFed’s franchise will facilitate the integration process.
Pro formas reflect achievable cost savings.
A shared focus on community banking, with a customer base consisting of consumers and businesses.
(a) Calculated as transaction value less tangible book value divided by total deposits less CDs > $100,000.

SYNF has an established community banking franchise, with 19 branches
(a)
, and solid measures of asset quality and capital.
(a) Excludes branches scheduled to open in 2Q 2007.
(b) Data at or for the quarter ended 3/31/07.
$678 million Deposits
$760 million Loans
$967 million Assets
Balance Sheet Highlights:
(b)
$271 million Core deposits
0.07 Net charge-offs / average loans
Capital Measures:
(b)
Asset Quality Measures:
(b)
10.25% Tangible equity / tangible assets
12.72 Total risk-based capital ratio
0.78 Allowance for loan losses / total loans
0.04% Non-performing assets / total assets

$658
$1,874
$2,408
$1,949
$4,362
$3,752
$5,247
$5,945
$7,324
$7,731
$378
$1,212
$2,588
$2,842
$5,247
$5,911
$6,012
$5,551
$5,675
$5,872
$720
$739
$846
$1,123
$1,384
$1,458
$465
$455
$171
$40
12/31/99 12/31/00 12/31/01 12/31/02 12/31/03 12/31/04 12/31/05 12/31/06 3/31/07 Pro Forma
$3,257 $5,450 $5,256 $1,076 Total Deposits: $10,329 $10,402 $12,105 $12,619
Total deposits:  43.9% CAGR
Core deposits: 48.4% CAGR
Demand deposits:  64.2% CAGR
CDs
NOW, MMAs, and Savings
Demand deposits
(in millions)
Deposits
Like our previous merger transactions, the SYNF acquisition is expected to contribute to our deposit growth.
w/ HAVN
w/ RCBK
w/ RSLN
w/ ABNY
w/ LICB
$14,383
Pro Forma
w/ PFSB
& Doral (a)
(a) Includes deposits of approximately $1.6 billion acquired with PFSB on 4/2/07 and approximately $359 million expected to be acquired in our pending transaction with Doral.
(b) Includes deposits of approximately $678 million expected to be acquired in connection with our pending acquisition of SYNF.
Pro Forma
w/ SYNF (b)
$15,061

Westchester
Suffolk
Manhattan
Bronx
Essex
Hudson
Queens
Nassau
Union
Kings
Middlesex
Richmond
New York
Monmouth
New Jersey
Ocean

Upon completion of the SYNF acquisition, our franchise will grow to 219 locations in the Metro New York region, including 53 in New Jersey.
NYB (a)
PFSB (b)
SYNF
(dollars in thousands)
SYNF Deposits by County (c)
0.56 78,176 3 Monmouth, NJ
0.85 149,201 5 Middlesex, NJ
2.90% $430,638 10 Union, NJ
Market
Share Deposits Branches County
NYB Deposits by County
0.84 123,999 3 Union, NJ
0.72 126,172 2 Middlesex, NJ
0.95 132,685 3 Monmouth, NJ
1.23 138,693 3 Ocean, NJ
1.42 279,965 6 Hudson, NJ
6.11% $967,395 15 Essex, NJ
Market
Share Deposits Branches County
Source:  SNL Financial and SEC Filings.  6/30/06 data.
(a)   Pro forma for the Doral branch acquisition.
(b)   Reflects our acquisition of PFSB on 4/2/07.
(c)   Excludes branches opened after 6/30/06.

The SYNF transaction will strengthen our market share in three counties in New Jersey.
Source:  SNL Interactive
Union County, NJ
Deposits Mkt. Share
Rank Institution Branches ($mm) (%)
1 Wachovia Corp. (NC) 32 4,723 31.82
2 Bank of America Corp. (NC) 30 1,425 9.60
3 Commerce Bancorp Inc. (NJ) 13 998 6.72
4 Sovereign Bancorp Inc. (PA) 22 915 6.17
5 Union County Savings Bank (NJ) 4 851 5.73
6 Investors Bancorp Inc. (MHC) (NJ) 11 846 5.70
7 PNC Financial Services Group (PA) 15 751 5.06
8 Center Bancorp Inc. (NJ) 8 627 4.22
9 PRO FORMA 13 555 3.74
9 JPMorgan Chase & Co. (NY) 7 434 2.92
10 Synergy Finl Group Inc. (NJ) 10 431 2.90
19 New York Community Bancorp (NY) 3 124 0.84
TOTAL 215 14,846 100.00
Middlesex County, NJ
Deposits Mkt. Share
Rank Institution Branches ($mm) (%)
1 Wachovia Corp. (NC) 26 2,956 16.80
2 PNC Financial Services Group (PA) 31 2,721 15.47
3 Bank of America Corp. (NC) 34 1,870 10.63
4 Amboy Bancorporation (NJ) 12 1,613 9.17
5 Provident Financial Services (NJ) 23 1,415 8.05
6 Commerce Bancorp Inc. (NJ) 13 1,246 7.08
7 Sovereign Bancorp Inc. (PA) 17 1,208 6.87
8 Washington Mutual Inc. (WA) 6 446 2.54
9 Bessemer Group Inc. (NJ) 1 376 2.14
10 Magyar Bancorp Inc. (MHC) (NJ) 4 332 1.89
13 PRO FORMA 7 275 1.57
18 Synergy Finl Group Inc. (NJ) 5 149 0.85
21 New York Community Bancorp (NY) 2 126 0.72
TOTAL 256 17,589 100.00
Monmouth County, NJ
Deposits Mkt. Share
Rank Institution Branches ($mm) (%)
1 Wachovia Corp. (NC) 34 2,432 17.42
2 Sovereign Bancorp Inc. (PA) 28 1,882 13.48
3 Bank of America Corp. (NC) 38 1,474 10.56
4 Commerce Bancorp Inc. (NJ) 17 1,352 9.69
5 PNC Financial Services Group (PA) 23 1,165 8.35
6 Investors Bancorp Inc. (MHC) (NJ) 9 928 6.65
7 Hudson City Bancorp Inc. (NJ) 5 792 5.67
8 Central Jersey Bancorp (NJ) 13 393 2.81
9 Provident Financial Services (NJ) 10 377 2.70
10 Capital One Financial Corp. (VA) 5 367 2.63
16 PRO FORMA 6 211 1.51
21 New York Community Bancorp (NY) 3 133 0.95
24 Synergy Finl Group Inc. (NJ) 3 78 0.56
TOTAL 269 13,958 100.00

The expansion of our franchise through our previous transactions has enabled us to compete very effectively against New York’s money center banks.
NASSAU COUNTY, NY
100.00 $49,220,400 Total for Institutions in Market
2.25 1,109,590 Signature Bank 10
4.07 2,001,685 HSBC Holdings plc 9
4.69 2,306,740 Commerce Bancorp Inc. 8
5.18 2,551,880 Bank of America Corp. 7
7.30 3,592,143 Washington Mutual Inc. 6
10.04 4,942,587 Astoria Financial Corp. 5
11.20 5,512,324 New York Community 4
12.64 6,220,195 Citigroup Inc. 3
13.16 6,479,473 Capital One Financial Corp. 2
16.56% $  8,148,830 JPMorgan Chase & Co. 1
Market
Share Deposits Institution Rank
QUEENS COUNTY, NY
(a)
100.00 $37,959,231 Total for Institutions in Market
2.32 881,257 Flushing Financial Corp. 10
2.56 970,644 Sovereign Bancorp Inc. 9
2.81 1,064,945 Washington Mutual Inc. 8
3.89 1,476,714 Ridgewood Savings Bank 7
7.07 2,685,273 HSBC Holdings plc 6
8.08 3,065,367 New York Community 5
8.32 3,157,905 Astoria Financial Corp. 4
12.44 4,722,978 Capital One Financial Corp. 3
13.53 5,135,605 Citigroup Inc. 2
18.97% $  7,199,592 JPMorgan Chase & Co. 1
Market
Share Deposits Institution Rank
(dollars in thousands)
Source:  SNL DataSource
(a)   Pro forma for the pending acquisition of six branches from Doral Bank, FSB.
(b)   Includes deposits acquired with PFSB on 4/2/07.
RICHMOND COUNTY, NY
100.00 $8,496,029 Total for Institutions in Market
1.71 145,351 Capital One Financial Corp. 10
2.41 204,733 VSB Bancorp Inc. 9
3.02 256,278 HSBC Holdings plc 8
4.00 339,897 Commerce Bancorp Inc. 7
7.11 603,776 Washington Mutual Inc. 6
8.91 757,151 NSB Holding Corp. 5
11.87 1,008,144 Citigroup Inc. 4
12.21 1,037,444 JPMorgan Chase & Co. 3
17.99 1,528,359 New York Community 2
29.33% $2,491,607 Sovereign Bancorp Inc. 1
Market
Share Deposits Institution Rank
SUFFOLK COUNTY, NY
100.00 $33,793,788 Total for Institutions in Market
2.66 900,089 Commerce Bancorp Inc. 10
3.50 1,183,588 Suffolk Bancorp 9
4.48 1,512,730 Bank of America Corp. 8
4.59 1,550,614 New York Community 7
4.93 1,666,075 HSBC Holdings plc 6
7.24 2,445,807 Citigroup Inc. 5
7.82 2,642,889 Washington Mutual Inc. 4
9.08 3,069,546 Astoria Financial Corp. 3
19.16 6,473,902 JPMorgan Chase & Co. 2
26.03% $  8,795,547 Capital One Financial Corp. 1
Market
Share Deposits Institution Rank
ESSEX COUNTY, NJ
(b)
100.00 $15,835,652 Total for Institutions in Market
4.47 708,081 Investors Bancorp Inc. 10
4.48 709,304 Commerce Bancorp Inc. 9
6.11 966,905 Hudson City Bancorp Inc. 8
6.11 967,395 New York Community 7
6.54 1,035,703 JPMorgan Chase & Co. 6
7.54 1,194,135 Bank of America Corp. 5
8.14 1,289,226 Valley National Bancorp 4
8.67 1,372,355 PNC Financial Services 3
10.53 1,667,929 Sovereign Bancorp Inc. 2
17.41% $  2,756,217 Wachovia Corp. 1
Market
Share Deposits Institution Rank

(dollars in millions)
45.7% 41.2%
% of Total Assets:
3/31/04 12/31/04 12/31/05
29.5% 55.7% 21.4% 64.8% 17.3% 69.0%
12/31/06
Our business model calls for the cash flows from the sale of acquired assets to be converted into securities and then into loans.
12/31/00 12/31/01 12/31/02 12/31/03 12/31/99
Loans
Securities
10.4% 84.3% 11.2% 77.2% 28.0% 58.7% 41.1% 48.5% 40.5% 44.8%
w/ HAVN
w/ RCBK
w/ RSLN
w/ ABNY
w/ LICB
16.9% 68.9%
3/31/07
$1,611
$3,636
$5,405
$5,489
$10,499
$10,919
$13,396
$17,029
$19,653
$19,287
$197
$526
$2,578
$4,652
$9,500
$12,119
$7,081
$5,637
$4,742
$4,926

Our most recent acquisitions have supported our net interest margin in a challenging yield curve environment.
3.83
4.57
4.22
2.27%
$8,746
5.86
6.08%
4Q 2006
3.56
4.07
4.14
2.29%
$5,305
5.62
5.85%
2Q 2006
3.45
3.72
4.13
2.28%
$10,149
5.56
5.81%
1Q 2006
56.5% $13,691 $5,320 Prepayment penalties
6 bp 4.28 4.18 Average cost of borrowed funds
6 bp 3.89 3.74 Average cost of funds
8 bp 4.65 4.34 Average cost of CDs
5 bp 2.32% 2.24% Net interest margin
10 bp 5.96 5.74 Average yield on assets
6 bp 6.14% 5.94% Average yield on loans
1Q 2007
Linked-quarter
Increase 1Q 2007 3Q 2006
(dollars in thousands)

Both of our bank subsidiaries are well capitalized institutions:
Our growth-through-acquisition strategy has been facilitated by our capital position, which also has enabled us to pay a strong dividend.
3/31/07
10.73% 7.46% Leverage capital ratio
Commercial Bank Community Bank
Our tangible capital measures grew on a linked-quarter basis and year-over-year:
5.66
5.47%
$1.4
12/31/06
5.86 5.29
Tangible equity/tangible assets
excluding after-tax mark-to-market
adjustment on securities
(a)
5.70% 5.03% Tangible equity/tangible assets
(a)
$1.5 $1.3 Tangible stockholders’ equity
(a)
3/31/07 3/31/06
(dollars in billions)
Our quarterly cash dividend has increased 90-fold since we initiated payments in 3Q 1994 and currently provides a yield of approximately 5.7%.
(a) Please see pages 28 and 29 for reconciliations of our GAAP and non-GAAP capital measures.

(a) Amounts exclude net deferred loan origination fees and costs.
(b) Includes loans of approximately $1.7 billion (including multi-family loans of approximately $23 million) acquired with PFSB on 4/2/07 and loans of approximately $209 million (including multi-family loans of approximately $19 million) expected to be acquired in our pending transaction with Doral.
(c) Does not reflect the post-merger repositioning of our balance sheet.
(d) Includes loans of approximately $760 million, including multi-family loans of approximately $54 million, expected to be acquired in connection with our pending acquisition of SYNF.

$1,348
$1,946
$3,255
$4,494
$7,368
$9,839
$12,854
$14,529
$14,274 $14,328
$1,690
$2,150
$995
$3,131
$3,557
$4,175
$5,124
$6,933
$7,639
$263
12/31/99 12/31/00 12/31/01 12/31/02 12/31/03 12/31/04 12/31/05 12/31/06 3/31/07 Pro Forma
(in millions)
Multi-family Loans Outstanding
All Other Loans Outstanding
$5,405 $5,489 $10,499
Loans Outstanding
(a)
Multi-family loans:  38.5% CAGR
Total loans:  43.4% CAGR
$13,396 $17,029 $3,636 $1,611 $19,653
While acquisitions have contributed to the growth of our loan portfolio, the bulk of our loan growth has been organic.
w/ HAVN
w/ RCBK
w/ RSLN
w/ ABNY
w/ LICB
Total Loans:
$21,207
$1,150 $2,560 $4,330 $6,041 $6,332 $616 $677 $4,971 Total Originations:
Pro Forma
w/ SYNF (c)(d)
Pro Forma
w/ PFSB
& Doral (b)(c)
$21,967
$1,190

Portfolio statistics at 3/31/07:
-
% of total loans = 73.8%
-
Average principal balance = $3.6 million
-
Average loan-to-value ratio = 63.8%
-
Expected weighted average life = 3.1 years
Term:
-
Years 1-5:  Fixed at 150 bp above the 5-year CMT
-
Years 6-10:  Monthly adjustable rate 250 bp over
prime, or fixed rate 275 bp above the 5-year CMT
plus 1 point
Prepayment penalties:  Range from 5 points to 1
point in years 1 thru 5; recorded as interest income
Quality:  No losses in our niche for 25+ years
Multi-family Loan Portfolio
(a)
(in millions)
Multi-family loans have grown at a CAGR of 38.4% since 12/31/99.
(a) Amounts exclude net deferred loan origination fees and costs.
$1,348
$1,946
$3,255
$4,494
$7,368
$9,839
$12,854
$14,529
$14,232
12/31/99 12/31/00 12/31/01 12/31/02 12/31/03 12/31/04 12/31/05 12/31/06 3/31/07

22 The majority of our multi-family loans are secured by rent-regulated buildings in New York City.

We have a longstanding record of asset quality.
(a) SNL DataSource
U.S. Thrifts
(a)
NYB
Non-performing Assets / Total Assets
0.78%
0.49%
0.60%
0.62%
0.52%
0.44%
0.43%
0.47%
0.49%
0.17%
0.19% 0.19%
0.15% 0.15%
0.12%
0.11%
0.08%
0.09%
12/31/99 12/31/00 12/31/01 12/31/02 12/31/03 12/31/04 12/31/05 12/31/06 3/31/07

We consistently rank among the most efficient bank holding
companies in the nation.
(a) SNL DataSource
(b) Operating efficiency ratio.  Please see page 27 for a reconciliation of our GAAP and operating efficiency ratios.
Efficiency Ratio
U.S. Thrifts
(a)
NYB
(b)
62.44% 62.54%
63.07%
62.40%
64.53%
66.03%
64.81%
67.45%
75.02%
31.16%
30.20%
30.50%
25.32%
23.59%
21.46%
28.86%
37.59%
40.73%
1999 2000 2001 2002 2003 2004 2005 2006 1Q 2007

We are committed to building value while building our Company.
Our Goals
Demonstrate our capacity to execute accretive merger transactions while enhancing the value of our franchise
Utilize the cash flows from the sale of securities and 1- 4 family loans to originate higher-
yielding multi-family and other loans and/or reduce our higher-cost funding sources
Enhance our asset mix by originating C&I loans to small and mid-size businesses in our market, while growing our multi-family, construction, and commercial real estate loan portfolios
Maintain the quality of our assets by adhering to our traditional credit standards
Expand and diversify our deposit mix
Continue to improve our net interest margin
Increase our revenues through the cross-sale of products and services
Maintain a strong level of efficiency
Grow our operating earnings
Improve customer service
Maintain the strength of our tangible capital measures
Maintain our dividend

Log onto our web site:  www.myNYCB.com
E-mail requests to:  ir@myNYCB.com
Call Investor Relations at:  (516) 683-4420
Write to: New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY  11590
5/16/2007
For More Information

Reconciliation of GAAP and Non-GAAP Measures
The following table presents reconciliations of the Company’s GAAP and operating efficiency ratios for the years ended December 31, 1999, 2000,
2001, 2003, 2004, 2005, and 2006. For the year ended December 31, 2002 and the three months ended March 31, 2007, the Company’s GAAP and operating efficiency ratios were the same.
-- -- (24,800) -- (22,800) -- (20,423) -- -- -- (36,588) -- (5,744) -- Merger-related charge
(735) -- -- -- -- -- -- -- -- -- -- -- (3,072) -- Retirement charge
-- -- -- -- -- -- -- -- -- -- -- -- 6,071 -- swaps
Loss on mark-to-market of interest rate
-- -- -- -- -- -- -- -- -- -- -- -- 1,859 -- Loss on debt redemption
For the Years Ended December 31,
1999 2000 2001 2003 2004 2005 2006
-- -- -- -- -- -- -- -- 157,215 -- -- -- -- -- Balance sheet repositioning charge
37.59%
$247,546
--
$256,362
$658,486
--
--
$650,556
Operating
39.41%
$256,362
--
$256,362
$650,556
--
--
$650,556
GAAP
Adjustment:
Adjustments:
38.04%
$112,757
--
$112,757
$296,431
--
--
$296,431
GAAP
30.50%
$  89,957
--
$112,757
$294,931
(1,500)
--
$296,431
Operating
30.20%
$  24,530
--
$  49,330
$  81,226
(13,500)
--
$  94,726
Operating
52.08%
$49,330
--
$49,330
$94,726
--
--
$94,726
GAAP
21.46%
$193,632
--
$193,632
$902,464
--
8,209
$737,040
Operating
31.16% 29.95% 23.59% 25.32% 26.27% 28.86% 34.14% Efficiency ratio
$22,255 $21,390 $148,950 $169,373 $193,632 $200,033 $236,621 Adjusted operating expenses
1,600 -- -- -- -- -- -- Curtailment gain
$21,390 $21,390 $169,373 $169,373 $193,632 $236,621 $236,621 Operating expenses
$71,426 $71,426 $631,349 $668,962 $737,040 $693,068 $693,068 non-interest income
-- -- (37,613) -- -- -- -- Gain on sale of branches
Adjusted total net interest income and
-- -- -- -- -- -- -- impairment
Loss on other-than-temporary
$71,426 $71,426  $668,962 $668,962 $737,040 $693,068 $693,068
Total net interest income and
non-interest income
Operating GAAP Operating GAAP GAAP Operating GAAP (dollars in thousands)

Reconciliation of GAAP and Non-GAAP Capital Measures
The following table presents reconciliations of the Company’s stockholders’ equity, tangible stockholders’ equity, and adjusted tangible stockholders’
equity; total assets, tangible assets, and adjusted tangible assets; and the related capital measures at December 31, 1999, 2000, 2001, 2002, 2003,
2004, 2005, and 2006:
December 31,
1999 2000 2001 2002 2003 2004 2005 2006 (dollars in thousands)
-- -- (57,500) (51,500) (98,993) (87,553) (86,533) (106,381) Core deposit intangibles
7.19% 4.11% 3.60% 5.78% 4.13% 5.39% 5.41% 5.66%
Adjusted tangible stockholders’ equity to adjusted
tangible assets
$1,906,835 $4,591,895 $8,526,767 $10,602,222 $21,458,631 $22,039,532 $24,272,340 $26,280,006 Adjusted tangible assets
-- (820) (3,715) (34,852) 34,640 40,697 55,857 52,125
Add back:  Net unrealized losses (gains)
on securities
$1,906,835 $4,592,715 $8,530,482 $10,637,074 $21,423,991 $21,998,835 $24,216,483 $26,227,881 Tangible assets
$137,141 $188,520 $307,266 $612,642 $885,951 $1,188,120 $1,313,512 $1,487,473 Adjusted tangible stockholders’ equity
-- (820) (3,715) (34,852) 34,640 40,697 55,857 52,125
Add back:  Net unrealized losses (gains)
on securities
$137,141 $189,340 $310,981 $647,494 $851,311 $1,147,423 $1,257,655 $1,435,348 Tangible stockholders’ equity
7.19% 4.12% 3.65% 6.09% 3.97% 5.22% 5.19% 5.47% Tangible stockholders’ equity to tangible assets
7.19% 6.53% 10.68% 11.70% 12.24% 13.26% 12.65% 12.95% Stockholders’ equity to total assets
$1,906,835 $4,592,715 $8,530,482 $10,637,074 $21,423,991 $21,998,835 $24,216,483 $26,227,881 Tangible assets
-- (118,070) (614,653) (624,518) (1,918,353) (1,951,438) (1,980,689) (2,148,108) Less: Goodwill
$1,906,835 $4,710,785 $9,202,635 $11,313,092 $23,441,337 $24,037,826 $26,283,705 $28,482,370 Total assets
$137,141 $  189,340 $  310,981 $   647,494 $     851,311 $  1,147,423 $  1,257,655 $  1,435,348 Tangible stockholders’ equity
-- -- (57,500) (51,500) (98,993) (87,553) (86,533) (106,381) Core deposit intangibles
-- (118,070) (614,653) (624,518) (1,918,353) (1,951,438) (1,980,689) (2,148,108) Less: Goodwill
$137,141 $  307,410 $  983,134 $1,323,512 $  2,868,657 $  3,186,414 $  3,324,877 $  3,689,837 Total stockholders’ equity

Reconciliation of GAAP and Non-GAAP Capital Measures
The following table presents a reconciliation of the Company’s stockholders’ equity, tangible stockholders’ equity, and adjusted tangible stockholders’
equity; total assets, tangible assets, and adjusted tangible assets; and the related capital measures at March 31, 2006 and 2007:
For the Three Months Ended
5.86%
$25,775,747
43,854
$25,731,893
$1,509,439
43,854
$1,465,585
5.70%
13.27%
$25,731,893
(101,379)
(2,144,642)
$27,977,914
$  1,465,585
(101,379)
(2,144,642)
$  3,711,606
March 31, 2007 March 31, 2006 (dollars in thousands)
(82,614) Core deposit intangibles
5.29% Adjusted tangible stockholders’ equity to adjusted tangible assets
$25,142,659 Adjusted tangible assets
69,302 Add back:  Net unrealized losses on securities
$25,073,357 Tangible assets
$1,330,261 Adjusted tangible stockholders’ equity
69,302 Add back:  Net unrealized losses on securities
$1,260,959 Tangible stockholders’ equity
5.03% Tangible stockholders’ equity to tangible assets
12.25% Stockholders’ equity to total assets
$25,073,357 Tangible assets
(1,981,053) Less: Goodwill
$27,137,024 Total assets
$  1,260,959 Tangible stockholders’ equity
(82,614) Core deposit intangibles
(1,981,053) Less: Goodwill
$  3,324,626 Total stockholders’ equity